FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2009

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

　Table of Contents

Document 1 News Release dated May 14, 2009

Document 2 Material Change Report dated May 14, 2009

Document 3 News Release dated May 15, 2009

Document 4 Material Change Report dated May 15, 2009

Document 1

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: May 14, 2009 TSX-V:AGX

Amador Gold Corp. Exploration Update:
Jessop Gold Property

VANCOUVER, BC – Amador Gold Corp. (TSX-V: AGX) (the ‘Company’) is pleased to provide an update on its Jessop Gold Project, situated 5 km northwest of downtown Timmins, Ontario The property is located in the Jessop, Murphy and Mountjoy townships, and is accessible year round by road.

Acquisition of the Jessop property was based on the known geology of the Timmins camp, the location and proximity of past and current producing gold mines, as well as the lack of previous exploration. The property was acquired to test the hypotheses that geological features associated with gold mineralization in the Timmins camp could conceivably be present on the Jessop property, which lacks any outcrop.

The primary target on the property is a quartz feldspar porphyry rock unit. This type of unit is known to act as an "engine" to circulate gold-bearing fluids.

Previous geologists have discussed the possibility of a second splay off of the Destor-Porcupine Fault Zone (‘DPFZ’) in the Timmins area, known as the North Mines Trend. This interpreted splay is north of the DPFZ and splits off the DPFZ just east of the Hoyle Pond and Pamour mines. The northern splay may be interpreted to extend westward through the Jessop property, where it would intersect the Montreal River Fault.

Reinforcing the conceptual model is the presence of gold in tills along the southern boundary of the Jessop property. Tills are a type of overburden deposited by glaciers. The till is a mixture of clay, silt, sand, gravel, boulders and other material collected by glaciers as they advanced over the ground. The composition of the till reflects the type of ground the glacier has passed over. Multiple tills are common, documenting changes in glacier movement, and can include material incorporated from earlier till.

In 1986, Pamour Gold Mines systematically sampled the till along the southern boundary of the present-day Jessop property and found gold values as high as 58 grams per tonne. The direction of the relevant ice movement has been postulated as northwest to southeast inferring that the gold could have come from rocks on the Jessop property.

A state of the art VTEM airborne survey was carried out over the property in two orthogonal directions. This survey was carried out based upon the theory that a structural corridor running northwest/southeast intersects the North Mines Trend in Jessop Township. In addition to the VTEM survey, a historical compilation of the area has been conducted which has resulted in the selection of target areas to focus upon.

"We are now reviewing recent VTEM data along with historical work to assess the property’s mineral potential as well as the possible extension and intersection of the North Mines Trend. Summer exploration plans include ground geophysics to define future drill targets," comments John Keating, V.P. of Exploration for Amador Gold Corp.

Peter Caldbick, P.Geo. is the qualified person for the purposes of National Instrument 43-101 for the Company’s Jessop Project. The contents of this news release has been reviewed and approved by Peter Caldbick.

Please click on the following link to view a map of the Company’s Jessop Property:

http://www.amadorgoldcorp.com/i/pdf/JessopMap.pdf

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.

For information on other active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Kevin Hull, Investor Relations

Phone: (604) 685-2222

Email: info@amadorgold.com

Website: www.amadorgoldcorp.com

AGORACOM Investor Relations:

Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – May 14, 2009.

Item 3. News Release – News Release issued May 14, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) provides an update on its Jessop Gold Project, situated 5 km northwest of downtown Timmins, Ontario.

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) provides an update on its Jessop Gold Project, situated 5 km northwest of downtown Timmins, Ontario. The property is located in the Jessop, Murphy and Mountjoy townships, and is accessible year round by road.

Acquisition of the Jessop property was based on the known geology of the Timmins camp, the location and proximity of past and current producing gold mines, as well as the lack of previous exploration. The property was acquired to test the hypotheses that geological features associated with gold mineralization in the Timmins camp could conceivably be present on the Jessop property, which lacks any outcrop.

The primary target on the property is a quartz feldspar porphyry rock unit. This type of unit is known to act as an "engine" to circulate gold-bearing fluids.

Previous geologists have discussed the possibility of a second splay off of the Destor-Porcupine Fault Zone (‘DPFZ’) in the Timmins area, known as the North Mines Trend. This interpreted splay is north of the DPFZ and splits off the DPFZ just east of the Hoyle Pond and Pamour mines. The northern splay may be interpreted to extend westward through the Jessop property, where it would intersect the Montreal River Fault.

Reinforcing the conceptual model is the presence of gold in tills along the southern boundary of the Jessop property. Tills are a type of overburden deposited by glaciers. The till is a mixture of clay, silt, sand, gravel, boulders and other material collected by glaciers as they advanced over the ground. The composition of the till reflects the type of ground the glacier has passed over. Multiple tills are common, documenting changes in glacier movement, and can include material incorporated from earlier till.

In 1986, Pamour Gold Mines systematically sampled the till along the southern boundary of the present-day Jessop property and found gold values as high as 58 grams per tonne. The direction of the relevant ice movement has been postulated as northwest to southeast inferring that the gold could have come from rocks on the Jessop property.

A state of the art VTEM airborne survey was carried out over the property in two orthogonal directions. This survey was carried out based upon the theory that a structural corridor running northwest/southeast intersects the North Mines Trend in Jessop Township. In addition to the VTEM survey, a historical compilation of the area has been conducted which has resulted in the selection of target areas to focus upon.

"We are now reviewing recent VTEM data along with historical work to assess the property’s mineral potential as well as the possible extension and intersection of the North Mines Trend. Summer exploration plans include ground geophysics to define future drill targets," comments John Keating, V.P. of Exploration for Amador Gold Corp.

Peter Caldbick, P.Geo. is the qualified person for the purposes of National Instrument 43-101 for the Company’s Jessop Project. The contents of this news release has been reviewed and approved by Peter Caldbick.

Please click on the following link to view a map of the Company’s Jessop Property:

http://www.amadorgoldcorp.com/i/pdf/JessopMap.pdf

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 14th day of May, 2009.

Document 3

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: May 15, 2009 TSX-V:AGX

Amador Gold Corp. Completes Spring 2009 Loveland Drilling

VANCOUVER, BC - Amador Gold Corp: (TSX-V: AGX) (the ‘Company’) is pleased to announce it has completed the Spring 2009 drilling program on its wholly owned Loveland Project located 35 km northwest of Timmins, Ontario, and adjacent to Xstrata’s Montcalm Mine.

The Spring 2009 drill program tested several airborne VTEM targets as well as followed up on the new 2008 gold discovery below the existing Cominco Zone. The data collected from this drill program will be used to advance 33 additional drill targets identified to date.

Management is encouraged by the success of using VTEM data in conjunction with information collected through ground geophysics to pinpoint drill targets and potential new zones. The Cominco and Hollinger zones have been identified on the VTEM survey and support the interpretation of other anomalies. Recent drilling tested 3 of the 33 current targets, for which final results are pending.

In 2008 the Company reported significant nickel-copper intersections discovered below the existing Cominco Zone including:

  0.70% Ni/0.75% Cu over 45.0 m*
  0.40% Ni/0.55% Cu over 35.5 m*
  0.53% Ni/0.88% Cu over 22.8 m*

  In addition, several gold intersections were discovered below the nickel-copper zone including:

  6.37 g/t Au over 8.5 m*
  6.17 g/t Au over 3.0 m*
  10.39 g/t Au over 3.1 m*

  *All of the above intersections represent drilled widths

  The Cominco Zone contains a historic non-compliant NI 43-101 resource of 130,000 tons grading 0.68% Ni and 0.73% Cu. Approximately 1.5 km southeast of the Cominco Zone is the Hollinger Zone, which contains a historic non-compliant NI 43-101 resource of 422,000 tons grading 0.71% Ni and 0.42% Cu. A qualified person has not done sufficient work to classify these historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

  Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for Amador’s Loveland Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

  To view a map of the Company’s Loveland project please click on the link below:

  http://www.amadorgoldcorp.com/i/pdf/Lovelandcompositemapv2.pdf

  About Amador Gold

  Amador has assembled a portfolio of more than 20 quality properties of merit in established mining camps and emerging mineral districts of Canada. For further information and maps of the Loveland Property and other active projects please visit the Company’s website at www.amadorgoldcorp.com.

  Contact Information

  Corporate Inquiries: Kevin Hull, Investor Relations

  Phone: (604) 685-2222

  Email: info@amadorgold.com

  Website: www.amadorgoldcorp.com

  AGORACOM Investor Relations: Email: AGX@agoracom.com
  Website: http://www.agoracom.com/ir/Amador

  Or visit www.smarstox.com/interview/agx to see interviews with company President, Richard Hughes.

  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

  Loveland Gold-Nickel-Copper Project

  MATERIAL CHANGE REPORT

  To: British Columbia Securities Commission

  Alberta Securities Commission

  TSX Venture Exchange

  Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

  Item 2. Date of Material Change – May 15, 2009.

  Item 3. News Release – News Release issued May 15, 2009, at Vancouver, BC.

  Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) is pleased to announce it has completed the Spring 2009 drilling program on its wholly owned Loveland Project.

  Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) is pleased to announce it has completed the Spring 2009 drilling program on its wholly owned Loveland Project located 35 km northwest of Timmins, Ontario, and adjacent to Xstrata’s Montcalm Mine.

  The Spring 2009 drill program tested several airborne VTEM targets as well as followed up on the new 2008 gold discovery below the existing Cominco Zone. The data collected from this drill program will be used to advance 33 additional drill targets identified to date.

  Management is encouraged by the success of using VTEM data in conjunction with information collected through ground geophysics to pinpoint drill targets and potential new zones. The Cominco and Hollinger zones have been identified on the VTEM survey and support the interpretation of other anomalies. Recent drilling tested 3 of the 33 current targets, for which final results are pending.

  In 2008 the Company reported significant nickel-copper intersections discovered below the existing Cominco Zone including:

    0.70% Ni/0.75% Cu over 45.0 m*
    0.40% Ni/0.55% Cu over 35.5 m*
    0.53% Ni/0.88% Cu over 22.8 m*

  In addition, several gold intersections were discovered below the nickel-copper zone including:

    6.37 g/t Au over 8.5 m*
    6.17 g/t Au over 3.0 m*
    10.39 g/t Au over 3.1 m*

  *All of the above intersections represent drilled widths

  The Cominco Zone contains a historic non-compliant NI 43-101 resource of 130,000 tons grading 0.68% Ni and 0.73% Cu. Approximately 1.5 km southeast of the Cominco Zone is the Hollinger Zone, which contains a historic non-compliant NI 43-101 resource of 422,000 tons grading 0.71% Ni and 0.42% Cu. A qualified person has not done sufficient work to classify these historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

  Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for Amador’s Loveland Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

  To view a map of the Company’s Loveland project please click on the link below:

  http://www.amadorgoldcorp.com/i/pdf/Lovelandcompositemapv2.pdf

  Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

  Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

  Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

  Item 9. Date of Report – Dated at Vancouver, British Columbia, this 15th day of May 2009.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AMADOR GOLD CORP.

  (Registrant)

  Date: May 19, 2009 By: /s/ Beverly J. Bullock

  Beverly J. Bullock, Corporate Secretary